

William Slattery, CFA
Vice President
Listing Qualifications

By Electronic Mail

January 29, 2018

Mr. Jeffrey Thomas
Chief, IT Services
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Dear Mr. Thomas:

This is to certify that on January 29, 2018 The Nasdaq Stock Market (the "Exchange") received from CollPlant Holdings, Ltd. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following security:

American Depositary Shares,
each representing fifty (50) ordinary shares, par value NIS 0.03 per ordinary share

We further certify that the security described above has been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,

William Slattery